Mail Stop 4561

March 10, 2009

Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle
Suite 3500
Hunt Valley, MD   21030

       Re: Omega Healthcare Investors, Inc.
                  Form 10-K for the year ended December 31, 2007
                  Filed 02/15/08
                  File No. 001-11316

Dear Mr. Pickett:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief